MANAGEMENT DISCUSSION AND ANALYSIS

For the THREE-MONTH PERIOD ENDED JANUARY 31, 2007

World Ventures Inc.

102 Piper Crescent

Nanaimo, British Columbia

Canada

V9T 3G3

Tel:

(250) 756-0291

Fax:

(250 756-0298

E-Mail: ir@worldventuresinc.com

Web:

www.worldventuresinc.

TO OUR SHAREHOLDERS

Strong markets for mineral commodities including gold, base metals, diamonds and tungsten provide a buoyant current environment for mineral exploration.  During the three-month period ended January 31, 2007 and prior fiscal year ended October 31, 2006, the focus of World Ventures Inc. (the “Company”) has been the advancement of the Company’s Gold Properties in Canada and the United States.  Additionally, the Company reactivated its former Diamond Property in Saskatchewan, Canada and has monitored closely the extensive exploration activity on the Jersey-Emerald Molybdenum, Tungsten, Lead-Zinc and Gold Property on which the Company retains a 1.5% net smelter royalty interest.

Limited funding availability has delayed the exploration program recommended by the Company’s consultants for the Lapon Canyon Gold Property in Mineral County, Nevada, USA. The study was commissioned in November of 2003. J. H. Montgomery, Ph. D., P. Eng and N. Barr, B. Sc., prepared the report, which is in compliance with National Instrument 43-101 and Form 43-100F1.  J. H. Montgomery, Ph. D., P. Eng., and N. Barr, B. Sc., the Company’s consultants recommended that a $1 million (US) dollar exploration program be carried out on the Lapon Canyon Property. The Company continues to seek funds to implement this program. Direct funding through the Company, and a possible Joint Venture Partner funding approach continues to be pursued.

For the Triton Gold Property, in Ontario Canada, several prospective Joint Venture Partners have reviewed the Property for possible participation.  The Company will continue to pursue both Joint Venture funding and direct funding opportunities to advance this property.

The future potential value of the Company’s retained Royalty on the Jersey-Emerald Property in British Columbia, Canada, and the aggressive exploration program conducted by Sultan Minerals Inc. (“Sultan”), the current owner, have encouraged management to follow developments closely.  Sultan has published a modest resource for the higher-grade portion of the Molybdenum mineralization, as well as a resource for the higher-grade zones of Tungsten mineralization.  Sultan is projecting a program of continued drilling to evaluate the larger bulk tonnage potential mineralization for each of: Molybdenum, Tungsten, and Gold. In addition, a review of potential remaining lead-zinc resources in the vicinity of previous underground mine workings is in progress by Sultan. On January 31, 2007, Sultan reported that they have commissioned Wardrop Engineering Inc. to undertake a Scoping Study, expected to be completed in April 2007, to assist Sultan in directing the future development of the Jersey-Emerald Property.

The Company also reviewed and evaluated several other opportunities for mineral exploration during the year.  This ongoing program continues as opportunities are presented or encountered. Management is optimistic that the upcoming year will be rewarding particularly, as increasing commodity prices stimulate the mineral industry.

Raynerd B. Carson

President, Chief Executive Officer

World Venture Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

TABLE OF CONTENTS	Page

1.1 Date	4

1.2 Overall Performance	4 - 9

1.3 Selected Annual Information	9 - 10

1.4 Discussion of Operations and Financial Position	10 - 11

1.5 Summary of Quarterly Information	12

1.6 Liquidity and Capital Resources	12 - 14

1.7 Off –Balance Sheet Arrangements	14

1.8 Related Party Transactions	14 - 15

1.9 Fourth Quarter	15

1.10 Share Capital	15 - 16

1.11 Proposed Transactions	17

1.12 Critical Accounting Estimates	17

1.13 Changes in Accounting Policies	17

1.14 Financial Instruments	18

1.15 Risk and Uncertainties	18

1.16 Internal Disclosure Controls and Procedures	18

1.17 Other MD&A Requirement	18 - 19

1.18 Additional Disclosure for Venture Issuers without Significant Revenue	19

1.19 Subsequent Events	19

1.20 Other Information	19

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.1

Date

This discussion date March 15, 2007 is intended to assist readers with a better understanding and evaluation World Ventures Inc.’s (“WVI” or the “Company”) history, business environment, strategies, performance and risk factors as well as the financial condition and operations for the first quarter and the Three-Month Period Ended January 31, 2007. The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the financial statements and related notes thereto for the first quarter and the Three-Month Period Ended January 31, 2007, the Director’s Report to Shareholders, and other management discussion included in the Company’s Quarterly Report. The information in this report includes information available to March 15, 2007. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Please also refer to the Company’s financial statements and notes for further information. Further financial information regarding the World Ventures Inc. is available at www.sedar.com and at www.sec.gov/edgar.shtml

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc. Factors which may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks.  The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

Management is responsible for the preparation and integrity of the financial statements including, the maintenance of appropriate information systems, procedures and internal controls, and to ensure that the financial information used internally or disclosed externally, including financial statements and MD&A is complete and reliable.

1.2

Overall Performance

Business and Corporate History

World Ventures Inc (formerly Nu-Dawn Resources Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia and has its head office in Nanaimo, British Columbia. The Company is an exploration stage company. Since its formation, the Company has been actively engaged primarily in the acquisition, and exploration of mineral properties. The Company currently holds resource properties in Canada, United States of America, Costa Rica, and Panama and intends to seek and acquire additional properties worthy of exploration and development.

The Company’s investment and expenditure on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

Exploration and development requires significant amounts of capital and even when funded, the outcome is dependent on finding sufficient quantities and grades of minerals, permitting the project, and dealing with various stakeholder groups. This process takes time, and many factors including commodity prices, political and economic conditions may change, affecting the viability of the property.

The Company’s industry is highly uncertain and risky by its very nature.  Success is dependant on number of factors including the knowledge and expertise of its management and employees and their ability to identify and advance attractive exploration projects.  The Company is fortunate to have attracted highly qualified individuals with vast   profession experience in exploration, development of metal deposits in all facets of mining industry.  The Company’s management has a superior and successful career track record with a number of exploration projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.2

Overall Performance (continued)

Business and Corporate History (continued)

The key determinants of the Company’s operating results are as follows:

(a)

the state of capital markets, which affects the ability of the Company to finance its exploration activities;

(b)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;

(c)

market prices for gold, copper, diamonds, silver, lead, molybdenum, tungsten, iron and zinc;

(d)

ability to attract and hold knowledgeable, expert, experienced management and employees;

(e)

continued regulatory standard changes which increase the complexity and length of processes and increased cost associated;

(f)

foreign properties are at risk of changes in regulations or shifts in political attitudes within foreign countries;

(g)

intense competition of the mining industry in all phases affects the acquisition of suitable properties for exploration in the future

The Company reported financial results for the first quarter and the Three-Month Period Ended January 31, 2007 with a net loss of $20,144 reflective of the increased activity of the Company. Comparatively, the Company reported a net loss of $ 23,530 for the first quarter and the Three-Month Period Ended January 31, 2006. As at January 31, 2007 the Company had a cash position of $18,126 compared to $9,219 as at January 31, 2006 and $17,103 as at October 31, 2006. As at January 31, 2007, the Company reported a working capital deficiency of $ $267,178 compared with working capital deficiency of $399,515 as at January 31, 2006 and working capital deficiency of $254,723 as at October 31, 2006. The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operation.

In the current period ended January 31, 2007 the Company continued to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for the Lapon Canyon - Nevada Project consistent with the same 12-month period in the previous year. Total expenditures for all resource properties for the current period total $10,430. Compared with total resource expenditures for same period in 2006 of $15,464 and total resource expenditures of $60,414 for 2006 year.

Financial results for the year of 2005 the Company reported a net loss of $467,969. A significant change was made in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result of the preceding, the Company has recognized $289,341in stock-based compensation in the 2005 years net loss, and an additional $33,712, which was charged to the opening deficit.

Expenses for first quarter in 2007, 2006, and 2005 are comparative across all categories without any significant increases or decreases note. No consulting fees were paid during the first quarter of 2007 comparatively in 2006 Consulting fees paid were $44,182 compared to $54,772 in 2005, and $0 in 2004. No Corporate capital taxes were paid during 2007, 2006, 2005 or 2004. Revenues remained unchanged at $0 in 2007, 2006, and 2005, reflective of the nature of a mining exploration company. (Please review 1.3 Selected Annual Information and 1.5 Summary of Quarterly Results.)

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.2

Overall Performance (continued)

Projects and Recent Developments

Triton Property, McMurchy Township, Shining Tree Mining District, Ontario, Canada

Potential Mineral Commodity: Gold

Historically the Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd. (“Temagami”), an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In 2004, the Company acquired an additional 50% interest in the Triton property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited (Temagami being a wholly-owned subsidiary). World Ventures Inc. had entered into a letter of intent with Starfire Minerals Inc., whereby Starfire could earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. would not have committed any funds to this project until Starfire Minerals Inc. earned a 50% interest. In addition, World Ventures Inc. would have received 200,000 common shares of Starfire Minerals Inc. upon finalization of the agreement.

Starfire Minerals Inc. informed the Company that they had carried out a ground magnetometer and electromagnetic survey on the Triton property. Starfire Minerals Inc. further advised the Company that approximately 800 acres of mining claims had been added to the Triton property. These additional claims have since lapsed. On July 18th, 2005 the Company announced that Starfire Minerals Inc. had relinquished its right to earn 50% interest in the property. In November 2005, the Company carried out an E-M survey on the Triton Property to cover assessment work obligations.

The Company plans to conduct additional geological mapping, geophysical exploration, and sampling of surface gold showings. Subject to financing, this will be followed by additional drilling to complement that conducted by Teck-Cominco Limited in 1985 – 1988. Future work will also include dewatering of the previous workings and resampling the quartz vein exposures to confirm gold values that are contained within historical reports.  These gold values, as shown on historical documents, extend throughout the 110-foot shaft, and 145 feet of lateral workings at the 100-foot depth. These data precede NI 43-101, have not been confirmed and cannot be relied upon. The Company does not have a schedule for the above noted anticipated work, except for sufficient expenditures to maintain annual assessment work requirements on the mineral claims. There were no expenditure for 2007 and total expenditures for 2006 year total $2,000. There were no expenditures by the Company for this property in 2005 or 2004

Kootenay Property, near Salmo, British Columbia, Canada

Potential Mineral Commodities: Molybdenum, Tungsten, Lead, Zinc, Gold, Silver and Copper

The Jersey-EmeraId Property in the Nelson Mining Division, Kootenay Region of British Columbia, Canada is a former producer of lead-zinc and tungsten.  The Company retained a 1.5% net smelter return royalty when it sold the property some years ago during a period of depressed metal prices.  Since 1995 Sultan Minerals Inc. (“Sultan”) of Vancouver, British Columbia, Canada, the current owner of the property, has conducted exploration on the molybdenum, tungsten, lead and zinc potential of the property.

Sultan has released a series of updates on the status of the molybdenum, tungsten, and lead-zinc evaluation programs. An estimate for resources for each of molybdenum and tungsten has been prepared for the modest tonnage higher-grade portions of the deposits.  Additional evaluation continues of the potential for much larger bulk tonnages of tungsten, molybdenum and gold.  Sultan is also in the process of reviewing the resource potential of the lead and zinc mineralization remaining in and adjacent to the mine workings from previous production episodes.

On January 31, 2007, Sultan reported that they have commissioned Wardrop Engineering Inc. to undertake a Scoping Study, expected to be completed in April 2007, to assist Sultan in directing the future development of the Jersey-Emerald Property. The Company monitors the exploration activity on the property to track the evolving potential value of the royalty interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.2

Overall Performance (continued)

Projects and Recent Developments (continued)

Crystal Springs Property, Central Saskatchewan, Canada

Potential Mineral Commodities: Diamonds, Gold, Copper and Iron

The Company acquired mineral rights covering over 57,000 acres (23,700 hectares) in the Crystal Springs area, near Fort a la Corne, Saskatchewan, Canada. This large tract of land prospective for diamonds, gold, copper and iron, is held in part as private land mineral rights and in part as Saskatchewan Mineral Claims.

This large holding lies to the south of a regional diamond exploration play in the vicinity of Fort a la Corne. Diamond exploration began in the late 1980’s and has accelerated recently. Numerous diamondiferous kimberlite pipes have been discovered with the Star Kimberlite being the most prominent, currently undergoing underground testing by Shore Gold Inc.

The Company’s land position was acquired based on results of a preliminary investigation carried out in the area by the Company in 1995 and 1996. The exploration targets are of two types; one being the kimberlite pipes that may be present, the other being gold-copper bearing iron formations in the underlying Precambrian basement, as outlined by an airborne magnetic survey conducted by the Company in 1995.

Subject to the availability of funds, the Company will drill test geophysical anomalies for the presence of diamondiferous pipes extending to or near the surface through overlying younger Paleozoic rocks, and for gold and copper in the iron formations in the older underlying Precambrian basement rocks.

Of the 57,000 acres, approximately 640 acres are private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot. The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the 640-acre Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay Lanctots a production royalty equal to 5% of net profits and $4,000 per annum. There were no expenditure for 2007 and total expenditures for 2006 year total $2,000. Expenditures for 2006 total $12,733. There were no expenditures for this property in 2005 or 2004.

The Saskatchewan Mineral Claims require the expenditure of  $12 per hectare for years starting 2-10 to maintain Mineral Claims in good standing.

Lapon Canyon Property, Mineral County Nevada, near Reno Nevada, United States

Potential Mineral Commodities: Gold and Silver

The property covers a gold-bearing complex vein structure that has had minor historical production from two mine adit levels with additional exploration on a third adit level.

The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Subsequent to the Company’s October 31, 2006 year-end, the Company and Potts amended the Lease Purchase Agreement with an Amendment Agreement Letter dated January 16, 2007. The Amendment Agreement Letter amended the Term of the Lease to automatically extend the lease for an additional 5 years to June 6, 2012 and a minor amendment to the Minimum Royalties Payments.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.2

Overall Performance (continued)

Projects and Recent Developments (continued)

Lapon Canyon Property, Mineral County Nevada, near Reno Nevada, United States

Potential Mineral Commodities: Gold and Silver (continued)

The amended Minimum Royalty payment schedule is as follows:

Payment Period	Amount Monthly US$
(i) July 6, 2002 through February 6, 2003(paid)	$ 1,000
(ii) March 6, 2003 through November 6, 2003(paid)	$ 1,500
(iii) December 6, 2003 through August 6, 2004(paid)	$ 2,000
(iv) September 6, 2004 through May 4, 2005(paid)	$ 2,500
(v) June 6, 2005 through February 6, 2006(paid)	$ 3,000
(vi) March 6, 2006 through November 6, 2006(paid)	$ 3,500
(vii) December 6, 2006 through August 6, 2007(paid to February-07)	$ 4,000
(viii) September 6, 2007 through the 6th day of each month thereafter	$ 4,500

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company’s Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company’s Lapon Canyon gold project. On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program and received approval for the permits on September 16th, 2004. The Company is required to post a reclamation bond in the amount of $2,500 US.

The Company plans to re-open the old workings on the property, resample the gold-bearing structures and then conduct an exploration program.  The exploration program is expected to include drill testing and, if warranted extending the lowermost tunnel to evaluate the potential of the structure in three directions, updip, downdip, and on strike. If warranted the lowermost tunnel will be extended to achieve three objections: 1) the verification of mineralization on strike 2) bulk sampling of the gold mineralization and 3) to create working areas to allow drill testing both updip and downdip.

Expenditures to date on the property total $320,415, of which $10,430 is for the first quarter in 2007 ($45,682 for 2006 year) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report.  These expenditures are preliminary to a proposed $100,000-300,000 initial on-site work program. Additional work is subject to availability of financing.

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.  There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company continues to monitor this gold-silver property for potential re-acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.2

Overall Performance (continued)

Projects and Recent Developments (continued)

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and as at January 31, 2007 the Company is holding the rights for future use. There were no expenditures by the Company for this property in 2007, 2006, 2005 or 2004. The Company monitors mineral exploration in Costa Rica.

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at January 31, 2007, the Company is not actively conducting exploration in Panama. There were no expenditures by the Company for this property in 2007, 2006, 2005 or 2004. The Company is holding the rights for future use and continues to monitor mining activities in Panama.

1.3

Selected Annual Information

The following selected financial information is derived from the audited financial statements for the years ended October 31, 2006, 2005, and 2004, of the Company as prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12 of the Company’s financial statements, pages 18 through 21. For more detailed information, refer to the Company’s audited Financial Statements.

	January 31, 2007	October 31, 2006	October 31, 2005	October 31, 2004
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(20,144)	$(151,828)	$(477,375)	$(118,632)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.01) (0.01)	(0.04) (0.04)	(0.01) (0.01)
Net Income (loss)	$(20,144)	$(152,320)	$(467,969)	$(124,181)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.01) (0.01)	(0.04) (0.04)	(0.01) (0.01)
Total Assets	$357,410	$345,789	$275,130	$177,805
Total Long-term Debt	$Nil	$Nil	$Nil	$Nil
Cash dividends declared: $ per share	$Nil	$Nil	$Nil	$Nil

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.3

Selected Annual Information (continued)

The growth in total assets for the quarterly period ended January 31, 2007 is primarily the result of capitalized exploration expenditures incurred during the year and an increase in cash and cash equivalents from private placements. Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $289,341 stock-based compensation in the prior years net loss, and an additional $33,712, which was charged to the opening deficit in the prior year.

1.4

Discuss of Operations and Financial Position

The Company’s consolidated financial statements for the three-month period ended January 31, 2007 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12, pages 17 through 20.

Differences in income (losses) by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily in raising funds or conducting exploration work on its Lapon Canyon-Nevada Property, Triton-Ontario Property, and Crystal Springs-Saskatchewan Property.

The Lapon Canyon, Nevada Property is a gold-bearing vein structure with historical exploration and minor production on three levels Proposed exploration consisting of opening, re-examining, sampling, and drilling of extensions has not been started to date.

The Triton, Ontario Property is a gold-bearing vein structure with an exploration shaft to over 100-feet and some diamond drill intersections both below and lateral to the old workings.  Re-examination of the old workings and drilling for possible extension of the known mineralization has not been initiated.

The Crystal Springs, Saskatchewan diamond gold exploration target was acquired during the 2006 year.  The required airborne geophysical surveys, drill testing for possible diamond pipes, and drill testing for potential gold-copper-iron targets in the basement rock have not yet been imitated.

The Kootenay (Jersey-Emerald) Property royalty interest covers production from the several potential targets including molybdenum zones, tungsten zones, lead-zinc zones and gold zones.  Exploration by Sultan Minerals Inc., the current owner of the property, is on monitored on a continual base largely from public ably released exploration results.

As the Company is in the exploration stage of investigating, evaluating its minerals properties, revenues remained unchanged at $0 in 2007, 2006, 2005, and 2004, reflective of the nature of a mining exploration company.

In the current three month period ended January 31, 2007 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for the Lapon Canyon - Nevada Project consistent with the same 3-month period in the previous year. Total expenditures for all resource properties for the current period total $10,430. Compared with total resource expenditures for same period in 2006 of $15,464 and total resource expenditures of $60,414 for 2006 year. Financial results for the 2007 are consistent with the previous quarter and the same quarter in the previous year. 2006 year end results are reflective of the continued activity of the Company with a net loss of $152,320, in 2005 net loss of $467,969, and in 2004 a net loss of $124,181.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.4

Results of Operations (continued)

Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $289,341 stock-based compensation in the prior years net loss, and an additional $33,712, which was charged to the opening deficit in the prior year. The Financial results for the year of 2004 were reflective of the renewed activity of the Company with a net loss of $124,181.

Expenses for 2007, 2006, 2005, and 2004 are comparative across all categories. Specific expenses of note during the 2006, 2005, and 2004 periods are as follows:

•

Professional fees with $13,346 in 2007, $37,436 in 2006 compared to $15,768 in 2005 and $18,910 in 2004 as result of increase costs of auditing fees;

•

Travel and Promotion with $676 in 2007, $45,252 in 2006 compared to $97,587 in 2005 and $37,452 in 2004, expenditures vary depending public relations expenditures;

•

Interest and Bank Charges for 2007 of $946 which increased to $8,025 in 2006, compared to $6,505 in 2005, and $17,860 in 2004;

•

Office and sundry decreased to $1,259 in 2007,  $7,021 in 2006 compared to $11,148 in 2005, and $5,479 for 2004.

•

Consulting fees paid for 2007 were $0 and for 2006 was $44,182 compared to $54,772 in 2005, and $0 in 2004.

•

No Corporate capital taxes were paid during 2007, 2006, 2005 and 2004 years.

•

Included expenditures for services paid to an individual related to the President of the Company for the 2007 quarterly period were $3,000, and 2006 in the amount of $12,000 ($12,000 in both 2005 and 2004 fiscal years).

•

The Company had no consulting fees for period ended and has included expenditures for consulting fees paid to an officer of the Company in the 2006 year of $2,000 (2005 - $54,772 and $0 in 2004)

There are no trends, commitments, events or uncertainties presently known or identifiable to management that are reasonably expected to have a material affect on the Company’s business, financial position, or results of operations. The nature of the Company’s business is the demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company intends to utilize cash on hand to meet these obligations and will continue to raise funds by equity financings as necessary to augment this cash position, as it does not have sufficient operating cash flow.

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations as follows:

•

Exploration Development and Operating Risk – mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Properties in the Company has direct of indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage. Mineral exploration involves a high degree of risk and few properties result in successful production;

•

Commodity Prices – the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•

Foreign Operation Risk – properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•

Financing and Acquisition – exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•

Environmental – all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•

Competition – the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available;

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.5

Summary of Quarterly Results

The following information is provided for each of the eight (8) most recently completed quarters of the Company. This financial information was prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and reported in Canadian dollars.

	Q1 Jan 31, 2007	Q4 Oct 31, 2006	Q3 Jul 31, 2006	Q2 Apr 30, 2006	Q1 Jan 31, 2006	Q4 Oct 31, 2005	Q3 Jul 31, 2005	Q2 Apr 30, 2005
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	(20,144)	(28,287)	(23,556)	(76,455)	(23,530)	(429,337)	(15,691)	(23,648)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.01) (0.01)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.04) (0.04)	(0.00) (0.00)	(0.00) (0.00)
Net Income (loss)	(20,144)	(28,779)	(23,556)	(76,455)	(23,530)	(419,931)	(15,691)	(23,648)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.01) (0.01)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.04) (0.04)	(0.00) (0.00)	(0.00) (0.00)
Total Assets	357,410	345,789	438,982	317,491	297,154	275,130	321,989	332,929
Total Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared: $ per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The net loss for the fourth quarter of the fiscal 2006 was $28,779 compared to the net loss of $377,620 for the same period in the fiscal in 2005.  The increase in the net loss for the fourth quarter in 2005 was primarily due to stock-based compensation expenses of $323,053.  Compensation expenses are based on the fair value over their vesting periods using the Black Scholes option-pricing model.

The net loss for the second quarter of the fiscal 2006 was $76,455 compared to the net loss of $32,347 for the same period in the fiscal in 2005. The increase in the net loss for the second quarter in 2006 was primarily as result of increased costs of public relations of $37,182.

1.6

Liquidity and Capital Resources

As at January 31, 2007 the Company had a cash position of $18,126, compared to $9,219 as at January 31, 2006 and $17,103 as at October 31, 2006. As at January 31, 2007, the Company reported a working capital deficiency of $ $267,178 compared with working capital deficiency of $399,515 as at January 31, 2006 and working capital deficiency of $254,723 as at October 31, 2006.

The financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has no revenue generating properties at this time, and has generally incurred losses since inception.

The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.  Please review “Subsequent Events” section  – Page 19.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.6

Liquidity and Capital Resources (continued)

Subsequent to the Company’s year-end, on February 21, 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant unless, the Company’s shares trade on the OTYC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

On January 29, 2007, the Company negotiated a non-brokered private placement of 120,000 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant unless, the Company’s shares trade on the OTYC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

On November 20th, 2006 the Company negotiated a non-brokered private placement of 1,000,000 common units at a purchase price of  $0.10 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from closing. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.

During the fiscal year ended October 31, 2005, the Company raised an aggregate of $250,000 on a negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date. The Company issued the units on May 12, 2006.

The funding raised as noted and any additional funds raised will be used for the Company’s exploration programs located in Nevada, Ontario and Saskatchewan, if warranted, to pursue other business opportunities and for general working capital.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on behalf of the Company by an officer of the Company and 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

During the fiscal year ended October 31, 2005, the Company raised an aggregate of $225,000 on the exercise of $1,500,000 share purchase warrants at price of $0.15 per share.

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2006 - November 2006	$3,500
December 2006 - August 2007	$36,000
September 2007 - October 2007	$9,000
November 2007 - October 2008		$54,000
November 2008 - October 2009			$54,000
November 2009 - October 2010				$54,000
November 2010 - October 2011					$54,000
TOTAL PER YEAR	US$48,500	US$54,000	US$54,000	US$54,000	US$54,000

As at March 15, 2007, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.6

Liquidity and Capital Resources (continued)

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations of the Property, the Company will pay Lanctots on production equal to 5% of net profits and $4,000 per annum

Future royalty payments are payable (in CDN$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2006 - October 2007	$4,000
November 2007 - October 2008		$4,000
November 2008 - October 2009			$4,000
November 2009 - October 2010				$4,000
November 2010 - October 2011					$4,000
TOTAL PER YEAR	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000

As at March 15, 2007, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

During the current three-month period, the Company expenditures for Lapon Canyon were $10,430, compared to the fiscal year October 31, 2006 of $60,414; and the fiscal year of October 31, 2005 with expenditures of that total $108,328 The expenditures included costs for legal, consulting, lease payments and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

The Company has no other commitments or arrangements for additional financing at this time and there is no assurance that the Company will be able to obtain any additional financing on terms acceptable to the Company. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond the current projected expenditures. The Company has historically satisfied its capital needs primarily by issuing equity securities. Management believes it will be able to raise equity capital as required in both the short and long term but recognizes the uncertainty attached thereto. The Company will continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

1.7

Off-Balance Sheet Arrangements

As at January 31, 2007, the Company has no off-balance sheet arrangements.

1.8

Transactions with Related Parties

Services provided by directors or parties related to directors:

	January 31,	October 31,	October 31,
	2007	2006	2005
Consulting	$0	$2,000	$54,772
Rent	$3,000	$12,000	$12,000

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.8

Transactions with Related Parties (continued)

•

Accounts receivable includes $665 (2006 and 2005 - $665) due from a director.

•

Accounts payable includes $3,000 (2006 - $0 and 2005 - $10,713) due to an individual related to the president of the Company.

•

 Accounts payable includes $7,061 (2006 - $0 and 2005 - $16,162) due to a shareholder.

•

During 2006, a shareholder advanced $233,838 to the Company. In 2006, $250,000 was applied to exercise of 1,250,000 warrants.

•

In 2005, of the $54,772 in consulting fees, $13,444 are included in consulting fees expense and $41,328 are included in resource properties.

The fair value of the amounts due to related parties are not determinable, as they have no fixed terms of repayment. These transactions are in normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to be related parties.

1.9

Fourth Quarter

Not Applicable

1.10

Share Capital

The Company’s authorized share capital and issued is as follows:

Authorized -  50,000,000 Common shares without par value

	Number
Issued	of Shares	Amount
Balance, October 31, 2005	13,572,154	$7,287,373
Shares issued on settlement of debt	284,000	67,720
Private Placement Shares issued	1,250,000	250,000
Balance, October 31, 2006	15,106,154	$7,605,093
Private Placement Shares issued	120,790	18,119
Balance, January 31, 2007	15,226,944	$7,623,212

The Company’s net income (loss) per share is as follows:

	2007	2006	2005
	01/31/07	10/31/06	10/31/05
Basic Income (Loss) per Share	$(0.00)	$(0.01)	$(0.04)
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Diluted Earnings (Loss) per Share	$(0.00)	$(0.01)	$(0.04)
Weighted average number of shares Outstanding	15,106,154	14,616,609	12,857,086
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Adjusted weighted average
Number of shares Outstanding	15,106,154	14,616,609	86

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

Common share equivalents consisting of stock options and warrants are not considered in the computation for 2007, 2006, and 2005 year-ends because their effects would be considered anti-dilitive. Weighted average number of shares does not include the 60,000 shares to be redeemed in accordance with the court judgment note per the Company’s financial statements.

On November 20th, 2006 the Company negotiated a non-brokered private placement of 1,000,000 units at a purchase price of  $0.10 per unit. Each unit is composed of one common share and one common share purchase warrant exercisable for 24 months from closing. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year. The Company issued the units on February 28, 2007.

On January 29th, 2007 the Company negotiated a non-brokered private placement of 120,790 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common and one common share purchase warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant share unless, the Company’s shares trade on the OTC B:B at a price of greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (the Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

On March 1, 2006 the Company negotiated a non-brokered private placement of 1,250,000 units at a purchase price of  $0.20 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from closing. The warrants are exercisable at $0.25 per share in the first year and at $0.35 in the second year. The Company issued the units on May 12, 2006.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on behalf of the company by an officer of the company and 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

During the fiscal year ended October 31, 2005, the Company raised an aggregate of $250,000 on a negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit for a total of $250,000. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date. The Company issued the units on May 12, 2006.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on the behalf of the Company by an officer of the Company and 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

During the fiscal year ended October 31, 2005 stock options issued May 8, 2003 for 500,000 shares expired. The Company issued stock options on March 31, 2005 for 800,000 shares expiring on March 31, 2007. During the fiscal year ended October 31, 2005, the Company issued 1,500,000 Common Shares pursuant to a private warrant purchase option at a price of $.15 per unit.

Stock Options

The following table summarizes the Company's stock option activity for the years ended October 31, 2006 and 2005:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price
Balance, outstanding and exercisable October 31, 2004	500,000		$ 0.25
Expired in 2005	(500,000)		$ 0.25
Granted in 2005 (Expiry date - March 31, 2007)	800,000	$ 0.25	$ 0.25
Balance, outstanding and exercisable October 31, 2006 and January 31, 2007	800,000	$ 0.25	$ 0.25

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.11

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company other than those described in Subsequent Events Note 12 to the Consolidated Financial Statements as follows:

Subsequent to the Company’s year-end, on February 21, 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant unless, the Company’s shares trade on the OTYC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

On January 29, 2007, the Company negotiated a non-brokered private placement of 120,000 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant unless, the Company’s shares trade on the OTYC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

On November 20th, 2006 the Company negotiated a non-brokered private placement of 1,000,000 common units at a purchase price of  $0.10 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from closing. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year. The Company issued the units on February 28, 2007.

1.12

Critical Accounting Estimates

The Company prepares its consolidated financials statements in accordance with accounting principles generally accepted in Canada.  The most significant accounting estimate is the policy of capitalizing exploration expenditures on its active properties.  The Company reviews its portfolio of properties on an annual basis to determine whether a write-down of the capitalized cost of any property is required under Canadian generally accepted accounting principles. The Company had written down in previous years the Guanacaste, Costa Rica and Pan-Oro, Panama properties to $1.

1.13

Changes in Accounting Policies

Effective November 1, 2003, the Company adopted the amended recommendations of the CICA Handbook Section 3870, for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each options granted is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with the corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock. Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model. As a result of this change in accounting policy, Company has recognized $33,712 for stock-based compensation arising from prior years as the effect of a change in the accounting policy and charged this amount to opening deficit in the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.14

Financial Instruments

The carrying value of cash, cash equivalents, receivables, due to/from related parties, accounts payables and accrued liabilities approximate fair value because of the short term maturity of those instruments. Unless other otherwise noted, it is the management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments

1.15

Risk and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are in the exploration stage ultimately become producing mines. Some of the Company’s resource properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory, and political situations.  Other risks facing the Company include competition, environmental and insurance risks, and fluctuations in metal prices, share price volatility and uncertainty of additional financing. The Company has no source of financing other than those identified in the “Liquidity and Capital Resources” section.

1.16

Internal Disclosure Controls and Procedures

The Company has evaluated the effectiveness of our disclosure controls and procedures and has concluded that they are sufficiently effective to provide assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

1.17

Other MD&A Requirements

Outlook

The Company’s objective is to proceed with the exploration of its resource properties. In addition, the Company will continue to look for opportunities to acquire high potential resource properties.

Forward Looking Statements

Except for statements of historical fact, certain information contained within constitutes forward-looking statements.   Forward looking statements are usually identified by use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different for any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company.  If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated, or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JANUARY 31, 2007

1.17

Other MD&A Requirements (continued)

Disclaimer

The information in this document is not intended to be comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.  No securities commission or regulatory has reviewed the accuracy or adequacy of the information presented herein.

1.18

Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.19

Subsequent Events

Private Placements

On February 21, 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant unless, the Company’s shares trade on the OTYC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

1.20

Other Information

Stock Exchange:	NASD Bulletin Board

Symbol:	WVNTF:BB

Management Team:	Ray Carson: President–Chief Executive Officer
Gary Van Norman: Vice President–Chief Financial Officer
John Curry: Vice President Sales and Marketing

Auditors:	Smythe Ratcliffe LLP, Chartered Accountants
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia, Canada
V6C 2G8

Transfer Agent:	Computershare Trust Company
510 Burrard Street 3rd Floor
Vancouver, British Columbia, Canada
V6C 3B9

Corporate Office:	1600 – 609 Granville Street
P.O. Box 10068 Pacific Centre
Vancouver, British Columbia, Canada
V7Y 1C3